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Exhibit 3.5

AMENDMENT TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRANSOMA MEDICAL, INC.
DATED JANUARY 16, 2008

        The undersigned, the Secretary of Transoma Medical, Inc., a Delaware corporation (the "Company"), hereby certifies that:

          1.     The present name of the Company is Transoma Medical, Inc., which is the name under which the Company was originally incorporated; and the date of filing the original certificate of incorporation of the Company with the Secretary of State of the State of Delaware was September 7, 2005.

          2.     The certificate of incorporation of the Company, as amended to date (with the last such amendment being filed on February 26, 2007), is hereby amended by amending Article 4, Section 4.3.E(2) in its entirety to read as set forth in Exhibit A attached hereto, and such amendment will supersede Section 4.3.E(2) of the certificate of incorporation in its entirety, as amended to date, currently on file with the State of Delaware.

          3.     The amendment to the second amended and restated Certificate of Incorporation attached hereto as Exhibit A has been approved by the board of directors of the Company pursuant to Section 141(f) of the General Corporation Law of the State of Delaware (the "DGCL").

          4.     The amendment to the second amended and restated Certificate of Incorporation attached hereto as Exhibit A has been adopted pursuant to Sections 228 and 242 of the DGCL.

        IN WITNESS WHEREOF, I have subscribed my name this January 16, 2008.

TRANSOMA MEDICAL, INC.
/s/ Charles Coggin Charles Coggin Secretary

EXHIBIT A

AMENDMENT TO ARTICLE IV, SECTION 4.3.E(2) OF THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

        (2)    Automatic Conversion.    The Preferred Shares shall be automatically converted into Common Shares in accordance with the provisions and subject to the adjustments provided for in Sections 4.3(E)(3) and 4.3(E)(4) simultaneously with the closing of the Company's issuance and sale of Common Shares in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which (a) the aggregate, net proceeds to the Company from the sale of securities sold for cash by the Company in the offering is at least $30,000,000, and (b) the public offering price equals or exceeds $5.26 per share (as appropriately adjusted from time to time for any stock dividends, combinations, splits or similar events after the filing date hereof). The Preferred Shares shall also be automatically converted into Common Shares upon the affirmative vote of two-thirds (2/3) of all the outstanding Preferred Shares voting as a single class, provided such vote occurs on or before September 30, 2008. Upon an automatic conversion, all Preferred Shares shall be deemed to have been converted into Common Shares and the rights of the holders of the Preferred Shares, as such holders, shall cease and such holders shall be treated for all purposes as the holders of the Common Shares issuable upon conversion. The Company shall give notice to the holders of Preferred Shares of such automatic conversion and may require the surrender of certificates representing the Preferred Shares before delivering certificates representing the Common Shares issued in such conversion.

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  Exhibit 3.5